Filed by FLIR Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FLIR Systems, Inc.

(Commission File No. 000-21918)

The following is a transcript of a joint call hosted by FLIR Systems, Inc. and Teledyne Technologies Incorporated on January 4, 2021.

TDY / FLIR Conference Call – Transcript

Operator: Good day and welcome to the Teledyne planned acquisition of FLIR conference call. All participants will be in a listen only mode. Should you need assistance, please signal a conference specialist by pressing * then 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press * then 1 on a touch tone phone. To withdraw your question, please press * then 2. Please note this event is being recorded. I would like now to turn the conference over to Jason VanWees, please go ahead.

Jason VanWees: Good morning, everyone. This is Jason VanWees, Executive Vice President of Teledyne, and I would like to welcome everyone to the call this morning. Earlier today, we announced strong preliminary fourth quarter and full year results. Simultaneously, Teledyne and FLIR jointly announced our agreement for Teledyne to acquire FLIR. Joining me today are Teledyne’s Executive Chairman, Robert Mehrabian, Teledyne’s Senior Vice president and Treasurer Steve Blackwood, and also on the call are FLIR’s President and CEO, Jim Cannon, and Executive Vice President and Chief Financial Officer Carol Lowe. After remarks by Robert and Jim, we will ask for your questions. Before we get started though, of course, please note the risk factors in our respective SEC filings, as well as the forward-looking statements and proxy solicitation language shown in the news releases this morning, and of course actual results may differ materially. Here is Robert.

Robert Mehrabian: Thank you, Jason. Good morning and thanks everyone, and a special thank you to Jim and Carol from FLIR, who are joining our call and webcast. I want to open with very brief introductory comments, and then walk through the slide deck provided with the announcement, after which I’ll turn the call to Jim for his remarks. To start, for over two decades we have transformed Teledyne into a well-balanced industrial technology company. Furthermore, we have consistently and predictably demonstrated our ability to compound earnings and cash flow. Today, we are indeed very pleased to announce that FLIR’s exciting technologies and products and outstanding employees will be joining the Teledyne family. I shall now comment on the materials prepared for today’s call. On slide 2, you see an overview of the transaction. Aggregate consideration for the transaction is approximately $8 billion. This will consist of half Teledyne stock and half cash. As a result, FLIR stockholders would own approximately 20% of the combined company. We have secured fully committed financing for the transaction sufficient for both the cash consideration to FLIR stockholders as well as to finance existing debt. Assuming a mid-2021 closing, estimated net leverage at closing is expected to be approximately 4x EBITDA. Given both companies’ strong history of free cash flow conversion and our commitment to maintain a solid, investment-grade profile, we expect net leverage to decline to less than 3X by year end 2022. Primarily through the elimination of public company costs, we expect immediate pre-tax synergies of about $40 million per year, with total synergies growing to about $80 million per year over time. Finally, we expect the acquisition to be immediately accretive to earnings, excluding transaction costs and intangible asset amortization. Furthermore, we expect the transaction to be accretive to GAAP earnings per share in the first full calendar year following the acquisition. Turning to slide 3, our respective companies are perfectly complementary, with minimal overlapping technologies and markets. First, our sensors are based on different semiconductor technologies for imaging across different wavelengths. Second, our products serve different customers and applications. Third, in the autonomous systems domain, our respective products represent a continuum of capabilities from subsea, in the case of Teledyne, to land and unmanned air systems for FLIR. While our products and markets are different, our business models are the same. We each provide sensors, cameras and sensor systems to our customers, and both of our business portfolios are balanced among commercial and government markets and geographies. Shown in slide 4, you will see that our respective infrared imaging products are different but truly complementary. Teledyne primarily produces extremely high-performance infrared detectors used for astronomy and space-based imaging applications. FLIR does not participate in this niche market segment. However, as one travels closer to the ground, FLIR’s products increasingly proliferate from helicopters to soldiers to firefighters throughout commercial tomography and finally, automotive advanced driver-assistance systems. Turning to slide 5, at the core of our companies is proprietary sensor technologies. On the left side of the wavelength spectrum, Teledyne designs imaging sensors for use in the x-ray, ultraviolet, visible and near-infrared domains. Moving to the center of the wavelength spectrum, Teledyne produces infrared detectors but again, for the space and astronomy niche market segment. These detectors are based on mercury cadmium telluride, also known as MCT. To the right of the wavelength spectrum, Teledyne provides devices for millimeter wave, microwave and radio frequency applications such as radar. On the other hand, throughout the middle of the wavelength spectrum, FLIR provides many more products for different applications in the large overall infrared imaging market. Furthermore, FLIR’s products are primarily based on different semiconductor materials and technologies, shown on the lower right portion of the slide. On slide 6, you will see further transformation of Teledyne. With FLIR, Teledyne will be comprised of approximately 60% imaging businesses and 80% of total instrumentation and imaging businesses. I will now turn the call over to Jim for his brief comments. Jim?

Jim Cannon: Thank you, Robert. I’m pleased to join you to announce this exciting combination. We’ve long admired Teledyne and we could not be more excited to join forces through this value-creating transaction. Over the last two years, FLIR has embarked on a strategic pivot away from commercial and consumer markets to strengthen and grow our industrial and defense businesses. The progress we’ve made since first announcing this change in course has allowed us to build significant momentum across the enterprise, driving growth, innovation and key business wins even in the dynamic macro-economic conditions of the last several quarters. When we look at this transaction from FLIR’s perspective, it makes sense strategically and financially. Our offerings are uniquely complementary with Teledyne’s, and we serve different customers with different applications. Importantly, Teledyne shares our focus on continuous improvement and operational excellence. We have very similar business models. Before I turn the call back to Robert, I’d like to take a moment to thank the thousands of FLIR employees who work hard every day to provide the innovative technologies that help our customers around the globe make more informed decisions that save lives and save livelihoods. They will continue to play a key part of FLIR’s success as a part of Teledyne. We look forward to working closely with the Teledyne team to bring our two companies together and capitalize on the important opportunities ahead. With that, I’ll turn the call back to Robert.

Robert Mehrabian: Thank you very much, Jim. We would like now to take your questions. Operator, if you’re ready to proceed with the questions and answers, please go ahead.

Operator: We will now begin the question and answer session. To ask a question, you may press * then 1 on your touch tone phone. If you’re using a speaker phone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press * then 2. At this time, we will pause momentarily to assemble our roster. Our first question comes from Peter Arment with Baird, please go ahead.

Peter Arment: Thank you, good morning. Thanks, Robert and Jim. Congratulations on the deal. Maybe if just one, could you maybe walk us through what you expect on kind of the regulatory process on the reviews that – any challenges or any hurdles that you think involving this deal? And then maybe Jim, if you could just provide a little color on any of the background of how the deal came together? Thanks.

Robert Mehrabian: Sure, Peter. We have of course to go – we have to go through HSR and we have probably some customary reviews overseas in different countries that we have to go through.

In terms of the overall picture, because our technologies markets are very different and we serve different segments of the market, we don’t anticipate any issues on those approvals. Jim, do you want to answer the second part?

Jim Cannon: Yeah, Peter. You know, we know the market well and we’ve long admired Teledyne and their accomplishments. So when this opportunity arose, the Board evaluated it with the assistance of independent financial and legal advisors and the voting directors voted unanimously that this is in the best interest of our company and our stockholders. Additional details of course will be in the proxy.

Peter: OK. Appreciate that. Thanks.

Robert Mehrabian: Thanks Peter.

Operator: Our next question comes from Greg Conrad with Jefferies. Please go ahead.

Greg Conrad: Congrats. Just wanted to maybe – a little bit more on the deal background. How did you come up with the right mix of equity and cash? And I guess this is maybe more for Robert, and then along those lines if I look at the multiple paid, I mean, at least I’m calculating maybe 17x EBITDA, you know, which is maybe above what you typically acquire companies at, just kind of the thought process on valuation.

Robert Mehrabian: Sure, good morning to you. First, we think it’s a reasonable range, the mix of stock and equity. As you know, we have never issued stock for a transaction. On the other hand, in this transaction, we want to keep our leverage investment grade. As a consequence, we think the mixture of 50-50 is appropriate, and it keeps our leverage where both it will be investment grade but also we can reduce the leverage quickly over time. Second, in terms of our offering, the multiple offering, I think FLIR is a tremendous asset for Teledyne and our shareholders, and we believe that over time with our ability to predictably and consistently improve earnings, it will be a great addition to the Teledyne family. Thank you.

Greg Conrad: And then just one follow up to that, I mean you guys have proven how good you are at M&A and I just think about you know UTV, and DALSA, and LeCroy and what you’ve been able to do there. I mean, you mention minimum overlap between the two portfolios but maybe where are the top two or three areas where maybe there’s potential for revenue synergies or accelerated innovation and, you know, areas where we could expect to benefit the most?

Robert Mehrabian: Well, I think the bottom line is very simple. The technologies that cut across our two businesses, the underlying technologies, are identical. They are electromagnetic and they go from way over from x-rays to radio waves, and frankly, when you think about digitization, all of these waves have a common denominator of having speed, speed of light, equal to wavelength times frequency. And the analysis and the digitization and the ability to view what you see is extremely important, and that kind of is the core of our shared abilities. I think they bring a unique capability but in different semiconductor materials than ours. We bring a unique capability across x-rays, very specific niche infrared, and then moving to microwaves and radio waves.

Greg Conrad: Thank you.

Robert Mehrabian: Thank you.

Operator: Our next question comes from Pete Skibitski with Alembic Global. Please go ahead.

Pete Skibitski: Hey, good morning guys. Hey, Robert, just on the cost synergy takeout goal, 80 million over time. You talked about kind of that initial slog being the public company takeout. How do you get to the rest of that, as site consolidation evolves? Just want to get a sense of the timing and how complex it could be to get to that higher goal.

Robert Mehrabian: I think if you look at a lot of mergers that have been announced, the percentage of synergies that have been talked about is significantly higher than the percentage that we’re talking about. Having said that, I don’t expect any site consolidation between our two companies as such. On the other hand, last year just in 2020, we were able to take $31 million out of our procurement by managing, reducing the number of suppliers, increasing automation, negotiating, and I think we can do things like that, plus there are attrition in both of our businesses, and when that happens we’ll use that effectively to make sure that we have savings. Finally, public company costs are really important, but also there are integration into Teledyne and compliance programs of Teledyne that should come to the benefit of both companies. Thank you.

Pete Skibitski: Thank you. Appreciate it.

Operator: Our next question comes from Jim Ricchiuti from Needham & Company. Please go ahead.

Jim Ricchiuti: Hi, thank you. Can you hear me okay?

Robert Mehrabian: Oh, yes. Good morning to you. How are you?

Jim Ricchiuti: I’m fine, thank you. Glad we got that resolved. A couple of questions. Robert, I think, you know, as it relates to – and Jim maybe you can give us a sense as well – how do we think about the geographic distribution of revenues on a pro-forma basis? And if you can perhaps help us a little bit with China, you know, given the ongoing concerns folks have about that market. I think for Teledyne my sense is it was less than 10% of revenues, and Jim, I don’t know if you can give a little bit of color as it relates to FLIR’s exposure there.

Jim Cannon: Yeah, FLIR’s exposure in China is also relatively small as well. Our key markets are North America and Europe.

Robert Mehrabian: Yeah, Jim, as you know our exposure in China is about 8%. But that also cuts across different segments. For example, we have a lot of our sensors in the instruments segment in air quality monitoring, et cetera, that we sell in China, so when you look at the combined exposure and specifically in the digital imaging we’re less than 8%, maybe half of that. The second thing is that together we’ll probably be around 26% in U.S. government sales, and like we’ve described before in the commercial domain, we sell more overseas than we do in the United States so I think that a portfolio that’s well balanced geographically, as well as between government and industry, is a very healthy mix for both of our combined companies.

Jim Ricchiuti: Thank you, and just on the minimal competitive overlap, is that mainly in some of the machine vision camera business, the FLIR point O grade business and some of the DALSA business?

Robert Mehrabian: Yeah, I would say that’s the only one and even there the sensors are different. Plus we are the ones that design those sensors, both SEAMOS and CCB sensors, so frankly it’s minimal. There’s really nothing in the infrared domain that overlaps one another because we play in such different markets. We play at the very high end, very expensive space and astronomy markets whereas FLIR is everywhere else in the infrared domain.

Jim Ricchiuti: Last question, if I may, just FLIR has had a good deal of success over the past one to two years in the unmanned space, and Robert I’m wondering if you can comment on the appeal of that business, the attraction of that business, both ground-based and some of their air-based opportunities?

Robert Mehrabian: Sure, you know, the most important thing we’ve found in unmanned domains, by the way as very quick background, Teledyne has probably one of the most sophisticated drones in the world developed in the 90s that was called the Global Hawk, which eventually ended up travelling from here to Australia after Northrop bought that business from us through satellite communications. So we are very familiar with that domain. What was important there was the communication and sensors on the drones. If you look at our unmanned under-sea vehicles, what is key there is our acoustic sensors that are able to both detect mines, map the sea floor, do a variety of other things, so what FLIR brings to the drone community as well as the land robot is their ability to apply their very sophisticated sensors and be able to use those, so that they’re selling systems rather than just the truck. We found that to be the most attractive part of our work in the undersea vehicle market and we think that’s the most attractive thing for us in the FLIR comprehensive system development.

Jim Ricchiuti: Got in. Thank you. Congratulations to both of you on the deal.

Robert Mehrabian: Thanks a lot, Jim.

Operator: Our next question comes from Michael Ciarmoli with Truist. Please go ahead.

Michael Ciarmoli: Hey, good morning, guys. Congratulations. Thanks for taking the question here. Hey Robert, it’s been a while. Back to the valuation question, how did you guys think about kind of the multiple and EBITDA, you know, if it was 2020 or 2021, when you think about the $200 million of EST camera sales that FLIR had that might not repeat. It seems like that non-repeatable business, you’re going to have to deal with that hole next year and maybe the multiple looks like 20x if you take out those high margin revenues.

Robert Mehrabian: To be very honest, we never thought that that market would be very durable, and we thought that one time of kind of touching that market ourselves, then we pulled back. That has not been, a continuation of that market, has not been in our calculations. What is, however, important is that some of the rest of the markets that have declined because of the pandemic and they’re coming back. For us, our instruments markets are coming back our digital imaging markets are coming back, and I think the rest of FLIR’s portfolio will come back and make up for that decline. Finally, I’ll say that there’s a favorable exchange ratio plus the interest rates right now are at the lowest in a decade and if there’s a time to make use of that currency, this is the time, and I think that’s another driver. I think the synergies between the two companies in terms of technology, underlying technologies, overwhelm all other things.

Michael Ciarmoli: Got it, and just on technology synergy, as you look at the portfolios, do you think about any other potential divestitures or do you think you continue to operate the FLIR portfolio the same way? I think of your model and FLIR’s, I mean FLIR sells you know Camera Cores to OEM’s but also has complete offerings, you know, selling to consumer trades, maybe they deal more with product lifecycles, do you think of changing the strategy at all or do you think you continue to let FLIR run the way it’s been running?

Robert Mehrabian: Well I think they have been very successful in doing what they’ve been doing, and I don’t think you should really change things when they’re working. So, what’s similar though between the two companies as I mentioned earlier is we both make sensors. It’s just that they’re different sensors. We make cameras, they make cameras, and we make systems, and we sell both cameras, sensor and systems ourselves, and so do they, but in different markets, with different semiconductor products. So no divesting.

Michael Ciarmoli: And there should be, just last one on competitive overlap, you guys have the caliber GX, the Linea line, they’ve got lepton boson and the machine vision, they’ve got firefly, blackfly if I’m an OEM, you know, I guess I have a fewer number of choices here, but like you just said, it’s different technologies, so you don’t anticipate any regulatory issues, even at the machine level or even camera core level?

Robert Mehrabian: No, let me come back to the caliber that you mentioned, which is obviously an uncooled camera, a micro-barometer based camera. We sell very, very tiny amount of that. I would say it is in the million dollars or less. And we haven’t really attempted to get into that business so I don’t think there is an overlap there at all.

Michael Ciarmoli: Okay, that’s perfect. Great, thanks a lot guys. Congrats.

Operator: Our next question comes from Blake Gendron with Wolfe Research. Please go ahead.

Blake Gendron: Thanks for the time this morning. Wanted to come back to the portfolio, seems very complementary, but I remember Teledyne noting in the past that certain commercial end markets are fairly competitive and even commoditized. And Jim you mentioned this morning, FLIR high-grading its own portfolio to move away from some of the commoditization. So Teledyne standalone, FLIR standalone versus maybe those commoditized markets, can you just comment on number one, the size, number two, the growth outlook across each, and number three, the competitiveness here moving forward?

Robert Mehrabian: I’ll start and then maybe Jim can take it. I think if you look at those very commoditized markets, I think FLIR exited those markets. And we’ve really never been in those markets. When those markets start going soft on us, we get out very fast. We’ve done that multiple times in our portfolio and upgrade our portfolio. So I think there is very similarity in our strategies. I don’t see that as an issue for us, or for the combined company. I think Jim, if you have a comment on that?

Jim Cannon: Yeah, that’s right Robert. You know, starting three years ago, we either divested or deliberately exited businesses that we felt were consumer commoditized like opportunities. So right now, our portfolio is focused on the industrial professional, the defense professional, with differentiated technologies.

Blake Gendron: Thank you, understood. And what would the rough growth outlook then be for the FLIR business? And then maybe if you wanted to delineate Industrial Technologies vs. Defense.

Robert Mehrabian: Let me take the overall outlook for us, as an independent company first. We are looking at, 2020 was a depressed year for everyone, and we are looking at growing single / mid-single digits this year organically. Maybe a little better than that. I think combined companies, I can’t tell you exactly what the growth rate would be, but I think it would be probably in the low single digits. But I’ll let Jim speak to FLIR’s outlook as a standalone entity.

Jim Cannon: Yeah, we have not provided formal, forward-looking guidance around growth, except to say we do expect we’ll exceed our fourth quarter full year commitment, where we’ll grow in this year. And as we go forward, we are positioned in really high-growth markets: unmanned systems, air and ground, that we mentioned, that are growing rapidly, as well as our focus on defense modernization, that despite what could be topline pressures in DOD, we know we are going to get continued funding and we have ability to take share. So we’ve worked really hard over the past three years to position the business with technologies with long-term growth opportunities.

Blake Gendron: That’s really helpful perspective. Just one more on operating margins, looking through the investment materials at FLIR, it looks like 21, 22% operating margins, I’m wondering how that compares to Teledyne, which tends to report on a pretty clean GAAP basis in digital imaging, how does that 21-22% operating margin compare to what Teledyne’s currently doing, and are there upsides to those synergy targets on the cost side where the combined technology portfolio could make for organic margin improvement moving forward?

Robert Mehrabian: Yeah, let me answer that, I think there is a difference in the margins, as you mentioned, there is a difference between GAAP and non-GAAP margins, ours are always on a GAAP basis, while our overall margin, let’s say for Q4, is going to be relatively high for us, at 17.5, 17.6%. That is, in our digital imaging business, that’s one of our higher margin businesses, that’s going to be between 21 and 22% this quarter. And that’s GAAP. So I would say, with that, I think the most important thing I can say is that, when we looked at the portfolio very carefully, we thought that, after the initial 6 months, we’ll be right on the costs of the transaction. And then, if we looked at it the following year, by the end of that time this transaction’s going to be accretive to our earnings.

Blake Gendron: Got it, thanks a lot for the time.

Robert Mehrabian: Thank you, Blake.

Operator: Our next question comes from Andrew Buscaglia with Berenberg. Please go ahead.

Andrew Buscaglia: Hey Robert, I was hoping you could answer, or provide your view on FLIR’s ADAS opportunity and if you see something in that that interests you or your technology that can be additive to that market. And what’s your view on Thermal in the ADAS market being a requirement, is that something you had looked into and done some due diligence on?

Robert Mehrabian: Andrew, interesting you asked that, we did a very quick set of visits on the first day of the year, two days ago. On Friday, we went to 5 of FLIR’s facilities in different teams, and myself, I went to the Santa Barbara facility where most of the cores are made, and we talked a bit about driver assistance and the use of FLIR”s product. And frankly, I was very impressed with their capability, and now infiltrating various automobile OEM markets with their products, they are making cameras for just about everybody, especially at the high end of the market. I think, over the long term, that’s going to be very helpful, and we also think that we ourselves, because we sell a lot of micro-electromechanical systems, or MEMS products to the automobile market, we both understand that volumes become important, and very critical if you have the capability to produce them. So I think that is going to be a very exciting area for both of us. And finally, on the totally automated unmanned automobiles, I think that is a reasonable distance away, I would say beyond 2025.

Andrew Buscaglia: Ok. And so Robert, Teledyne’s been able to grow earnings pretty substantially over the last several years, pre-pandemic, and FLIR, you know their earnings hasn’t quite grown as a lot of people had thought. So what makes you think that your taking on this asset and can grow it, have you looked into that, and what are your thoughts on the differences between these two businesses that one has been able to grow faster, and how would you change that?

Robert Mehrabian: I believe that you have to look at the fact that FLIR has grown, they may not have grown perhaps at the rate that we have, especially on the bottom line. On the other hand, they have a really solid business structure, a huge technological advantage over their competitors, I can tell you, when I walked through that facility in Santa Barbara, I was amazed at the quality of the products, the automation, the productions systems that were used, and they provide the core for almost a billion dollars of FLIR’s products, so I think appropriately structured with us, with our markets and their markets, we can grow both the topline, but as you know, more importantly, we always focus on the bottom line and cash as well.

Andrew Buscaglia: Ok. And just lastly, do you need China anti-trust approval as a condition to close this?

Robert Mehrabian: It’s possible. We are still looking at that. But I think the answer is probably yes. But just to add a word to that, the largest competitor in the unquote market, are the Chinese themselves, and we, in the other domains, like in our instrument domains, we both supply to them as well as they compete with us, and we find that a very healthy environment for us.

Andrew Buscaglia: Ok. So no major concerns there, I’m assuming.

Robert Mehrabian: Not yet.

Andrew Buscaglia: Ok. Thank you.

Robert Mehrabian: Thanks Andrew.

Operator: Our next question comes from Joe Giordano with Cowen. Please go ahead.

Joe Giordano: Hey guys. I’m curious, is there, so your portfolio gets much broader and certainly fills some gaps, is there advantage to having like anecdotal market strategy that broader portfolio. Is there like an opportunity for integrated products, like more leverage on R&D or is it kind of fundamentally plugging in a non-overlapping portfolio into what you already have?

Robert Mehrabian: I think the answer is yes, that there are definitely advantages to having the broader offering for us. We are not factoring in at this time the revenue synergies. Having said that, when you go to market and you have a range of products, in the uh even in the infrared and visible and microwave and also ultraviolet and X ray, it’s a very strong selling point. Furthermore, our R&Ds are complimentary. We spent about the same percentage, 8%-10% in R&D in both of our businesses. As you know we have a center of research laboratory here so I think we can benefit from each other’s R&D and capabilities in utilization.

Joe Giordano: You guys have spent time talking about your journey. You’ve gone through developing the portfolio and now you’re kind of still early stage on optimizing it. Now obviously a big transaction here, what does that do to your journey? Where, do you take a different approach to optimization now, with such a new entity coming in? Like is it a more wholesale price approach to how you do that?

Robert Mehrabian: Well, I don’t think so. I think the same approach, it’s just intensified. We have embarked on a process of improving our margins, our gross margins, and they have gross margins that are very attractive, they’re better than ours. So when you combine the two gross margins together, it moves ours up and as you know we’ve been working very diligently to move our own gross margins up. As you take some of the costs out, I think that would just come to our bottom line. I think we’re going to do what we’ve been doing before, were just going to do it and accelerate the process, period.

Joe Giordano: Fair enough, and then just two quick clarification questions from ones we’ve had from some clients here. FLIR has a dividend currently, you guys don’t. Any thoughts on that? And maybe, I’m sorry if you mentioned this earlier, but thoughts on changing the presentation of earnings to some sort of adjusted basis just for, at least for the deal related amortization because it’s going to be a pretty significant number now.

Robert Mehrabian: Yeah, there’s two parts to that. Let me answer the latter first. The deal itself, the expenses of the deal itself, obviously that’s going to disappear after six months or so. So it’s a significant number, yes. But, we’ll exclude that, and we did that by the way when we acquired D2V, we excluded that for six months and then we were done. As for intangible amortization, that’s about $2 or $2.50 for the combined company. If you look at the very short term and said look, we just exclude intangible amortization, then this is a really accretive transaction. But in the longer term, I don’t know if we’ll do that. We kind of are a GAAP company that sticks to GAAP but I think after a year we’ll go back to our roots of doing GAAP accounting and GAAP financial presentations. Let me go to the dividend questions. You asked that the first part. Of course FLIR as an independent company until the merger, and is going to have their dividend, but two, max, two dividends in the agreement. We at Teledyne as a company do not pay dividends and I don’t believe the combined company would either.

Joe Giordano: Great, thank you.

Operator: Our next question comes from Noah Poponak with Goldman Sachs. Please go ahead.

Noah Poponak: Hi good morning everyone. Robert, FLIR had provided financial targets, both medium to long term financial targets in 2018 that did not occur in subsequent years and then were withdrawn, and that’s with regard to top line margins and free cash flow. In your diligence of the company, it would be really helpful to hear your assessment of why that transpired and how you’re confident that there won’t be you know recurrence of that for the pieces of the businesses that drove that shortfall?

Robert Mehrabian: Oh my, Noah. That’s a tough one. Let me start by saying that FLIR has had to deal with issues that both Jim and I are aware of, both specifically in terms of expert control. You know us, when we provide a target, we pretty much live up to it. In our 20 year history, we’ve had three occasions that we have had to lower our targets. The last one was in the first quarter of 2020 and I think we’re going to catch up to that. I think our next year’s targets, are very good and achievable. Plus, we stick to one year and max three year targets. I think together with FLIR we will follow the same path, fairly conservative, very disciplined, and provide targets, or analysts like you who provide targets for us, to meet or exceed those. I’ll just point you back to what we said earlier this morning. We hit our fourth quarter EPS, is a record for all times, at $3.16 to $3.19. The highest quarterly earnings we had was fourth quarter of 2019 at $3.06. Second, if you take our full year and say it’s at $10.30 approximately and you add the one-time charges that we’ve incurred this year, which is about $32 million, that’s equal to what we hit last year. So when we say we’re going to do better, we’re going to do better. I think together with FLIR we will do a very disciplined approach, to apply a very disciplined approach to the future. You can never predict what can happen with something that happened this year. On the other hand, businesses go down. We lost a lot of our business in the marine businesses, in the timeframes of 15 and 16. We lost almost half of our aerospace business in 2020, but we came out of it because we have a balanced portfolio and I think with FLIR and Teledyne’s portfolio, we will have the balanced portfolio that can tolerate the ups and downs in specific markets.

Noah Poponak: Okay.

Robert Mehrabian: I don’t know if that answered your question, but I think that’s the best I can do.

Noah Poponak: No I mean there have been a few questions on here about the sort of trailing financials of FLIR standalone and you haven’t pinpointed anything specific so the question is, is the business to diverse and complex to have looked at everything or did you look at everything and there wasn’t any singular large concern?

Robert Mehrabian: While I’ll just say we have looked at almost everything, we’ve even done the physical site visits, as short as they might be, you walk into the factory and talk to local management, you learn a lot. We learned a huge amount, both in Santa Barbara and Sweden, especially, where they make most of their cameras, those are phenomenal facilities with phenomenal management and we really don’t see a problem in running those businesses. I think that they are very healthy businesses with capable people running them. I don’t have any concerns. I don’t think it’s large and I think we understand the company pretty well considering we overlap in terms of our technologies.

Noah Poponak: In the defense unmanned piece, FLIR has expressed a strategy where there is very large revenue opportunities, very large growth opportunities, but at lower margins. Now, they’re lower margins though because it’s a totally different model of defense contracting versus commercial, which just has lower margins, but also a better risk profile and higher returns on capital. So it’s not necessarily lower margins for a bad reason. But they’re early enough in that that we all, as outsiders, I think, aren’t sure what the margin change is there. Have you looked at that, especially your history being less concerned about the top line and really all about the margins? Have you looked at that? And how much concern or lack thereof is there for you in the margin pressure associated with that?

Robert Mehrabian: If you look at our portfolio, we have four segments presently. Our Engineered Systems segment is primarily a systems business – very complementary to some of the programs that FLIR has, but also that is our lowest margin business. The margins there – operating margins of vacillate between 10 and 12 percent overall, and so when you say the lower margin – yes it is. Having said that, there are programs like our underwater vehicles for our special forces – the shallow water combat submersible – that’s a long program that we’ve already had over $340 million of revenue there and expect to go to probably about $500 million overall over the next few years as a program of record, and as a sole source or so of program of record. So that’s attractive in terms of stability, but having said that, one has to balance – at least we think that way – one has to balance the stability of some of those programs with the lumpiness of those programs. You get them sometimes, but then they go away, so you have to bring along a bunch of other programs and FLIR has done a very good job describing where they are. Having said all that, I think it’s important to balance the portfolio, otherwise our margins will not improve as we’ve laid out and we think together, we would really achieve a very balanced portfolio. We think together, our overall defense progress would be in the order of what we have now, 25-26 percent.

Noah Poponak: Okay, and then just one last quick one. In your 4Q preliminary, if I go to the $100 million revenue and the 17.5 percent EBITDA margin, if I use the – it doesn’t look like it would get to the earnings number you provided, unless there is something below the line. Is there a low tax rate or another item below the segments?

Robert Mehrabian: It is comprised of two things. First, the tax rate – they’ve confirmed 60% of the improvement you see is due to one-time tax. You know we are straightforward on all of these things. 60-62% of that comes from one-time tax benefits, including stock option exercises. You never know how much stock option exercises are going to come in. The second part – the other 35+ percent – comes from margin improvement, period. And that comes from two parts. First I talked about procurement savings, $31 million in 2020, which by the way, will continue into 2022. Second, because of the hits that we took, especially on our aerospace business, we rationalized – or I should say, we reduced our workforce by about 9.7 percent. And we have to be very careful not to add that back – some of that was attrition obviously, but we don’t want to add that back because that is something we have to very disciplined about in order to improve – keep our improved margins. Having said that, we said all along that the standalone company, we expect our operating margins to improve about 100 basis points a year over the next few years. We’re going to stick to that.

Noah Poponak: Okay, Thank you.

Operator: This concludes our question and answer session, which also concludes our conference for today. Thank you for attending today’s presentation, you can now disconnect.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Teledyne and FLIR. In connection with the proposed transaction, Teledyne will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement/prospectus of Teledyne and FLIR. A joint proxy statement/prospectus will be sent to all Teledyne stockholders and all FLIR stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF TELEYDNE AND INVESTORS AND SECURITY HOLDERS OF FLIR ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Teledyne stockholders and FLIR stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Teledyne or FLIR through the website maintained by the SEC at www.sec.gov. The documents filed by Teledyne with the SEC also may be obtained free of charge at Teledyne’s website at www.teledyne.com or upon written request to 1049 Camino Dos Rios, Thousand Oaks, California. The documents filed by FLIR with the SEC also may be obtained free of charge at FLIR’s website at www.flir.com/about/investor-relations or upon written request to FLIR’s Corporate Secretary at 1201 S Joyce St, Arlington, VA 22202.

Participants in the Solicitation

Teledyne and FLIR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Teledyne’s stockholders and FLIR’s stockholders in connection with the proposed transaction. Information about FLIR’s directors and executive officers and their ownership of FLIR’s common stock is set forth in FLIR’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 11, 2020. Information about Teledyne’s directors and executive officers is set forth in Teledyne’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 10, 2020. To the extent that holdings of Teledyne’s or FLIR’s securities have changed since the amounts printed in Teledyne’s or FLIR’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, with respect to the proposed transaction between Teledyne and FLIR, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from the forward-looking statements in this communication, including but not limited to: (i) timing, receipt and terms and conditions of regulatory approvals required for the proposed transaction that could delay the closing of the proposed transaction, reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (ii) the possibility that Teledyne and/or FLIR stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iv) Teledyne’s inability to integrate FLIR’s business; (v) unexpected costs or liabilities relating to the proposed transaction; (vi) the ability of Teledyne to complete the financing related to the proposed transaction upon acceptable terms; (vii) potential litigation relating to the proposed transaction that could be instituted against Teledyne or FLIR or their respective directors or officers; (viii) the risk that disruptions caused by or relating to the proposed transaction will harm Teledyne’s or FLIR’s business, including current plans and operations; (ix) the ability of Teledyne or FLIR to retain and hire key personnel; (x) risks related to Teledyne’s incurrence of indebtedness in connection with the proposed transaction; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) risks relating to the market value of the shares of Teledyne common stock to be issued in the proposed transaction; (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (xiv) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; (xv) general economic and market developments and conditions; (xvi) restrictions during the pendency of the proposed transaction or thereafter that may impact Teledyne’s or FLIR’s ability to pursue certain business opportunities or strategic transactions; and (xvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Teledyne and FLIR described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Teledyne and FLIR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Teledyne nor FLIR gives any assurance that either Teledyne or FLIR will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.